March 11, 2025

Chi Kin Cheng
Chief Financial Officer
Origin Agritech LTD
Origin R&D Center, Shuangbutou Village
Xushuang Road, Songzhuang Town
Tongzhou District, Beijing, China 101119

       Re: Origin Agritech LTD
           Form 20-F filed February 10, 2025
           File No. 000-51576
Dear Chi Kin Cheng:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended September 30, 2024
Introduction, page 1

1.     We note your definition of "China    or    PRC    refers to the mainland
of People   s
       Republic of China and would appear to exclude Hong Kong. Please clarify that the legal and operational risks associated with your operating in China also apply to any current or future operations in Hong Kong.
Part I
Item 3. Key Information, page 14

2. In the Key Information section, please disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer any securities that would be registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace
       Administration of China (CAC) or any other governmental agency that is required to
       approve the VIE   s operations, and state affirmatively whether you have
received all
 March 11, 2025
Page 2

       requisite permissions or approvals and whether any permissions or approvals have been denied. If applicable, please disclose whether you relied on counsel in determining you are not required to obtain permissions from or complete filings with the CAC and CSRC, and if you did, name your PRC counsel. If you did not rely on counsel, please revise to discuss how you came to that conclusion and explain why you did not need to consult with counsel in that instance. Please also describe the consequences to you and your investors if you, your subsidiaries, or the
VIEs: (i) do
       not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Risk Factors, page 16

3.     Given the Chinese government   s significant oversight and discretion
over the conduct
       and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the
       Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the
       term    control    (including the terms    controlling,       controlled
by,    and    under
       common control with   ) means    the possession, direct or indirect, of
the power to
       direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
Item 5 - Operating and Financial Review and Prospects, page 48

4. Please expand your analysis of operations to quantify the unit volumes and changes in volume related to material sales of various seed products. Refer to Item 303(b)(2) of
       Regulation S-K.
Liquidity and Capital Resources, page 56

5. Advances to suppliers total 67% of annual cost of sales, as of September 30, 2024.
       Please discuss the nature of the advances, the underlying business reasons, significant terms of the transactions, and any risks or potential material impact to future operations.
Revenue Recognition, page F-16

6.     Please expand your discussion of revenue recognition to disclose:
           the amount of revenue recognized in the reporting period that was included in the contract liabilities balance at the beginning of the period;
           an explanation of how the timing of satisfaction of your performance obligations
 March 11, 2025
Page 3

           relates to the typical timing of payment and the effect those factors have on the contract liabilities balance;
           an explanation of the significant changes in the advances from customers balance during the year, including a discussion of significant payment terms.
       Please refer to paragraphs 8 through 10 of ASC 606-10-50.
General

7. To the extent that one or more of your officers and/or directors are located in China or Hong Kong, please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section.
8. We note that you appear to conduct a portion of your operations in, or appear to rely on counterparties that conduct operations in, the Xinjiang Uyghur Autonomous
       Region. To the extent material, please describe how your business segments, products, lines of service, projects, or operations are impacted by the Uyghur Forced Labor
       Prevention Act (UFLPA), that, among other matters, prohibits the import of goods from the Xinjiang Uyghur Autonomous Region.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Conlon Danberg at 202-551-
4466 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services